BD 3/6

03013016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.
181

3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Loomis, II (518) 426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LP
(Name – *if individual, state last, first, middle name*)

80 State Street (Address) Albany, (City) New York (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn before me this
27th day of February, 2003.

Signature

President

Title

Notary Public

RENEE J. GAUTHIER
Notary Public, State of New York
Registration No. 01GA6065616
Qualified in Albany County
Commission Expires October 22, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northeast Capital Markets Corp.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission (and Report of Independent Accountants) As of and for the years ended December 31, 2002 and 2001

Northeast Capital Markets Corp.
Index

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

The Board of Directors and Shareholder of
Northeast Capital Markets Corp.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows, present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

Northeast Capital Markets Corp.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 26,667	$ 26,018
Accounts receivable - Northeast Capital & Advisory, Inc., net	218,575	226,844
Total assets	$ 245,242	$ 252,862
Commitments and Contingencies		
Stockholder's Equity		
Stockholder's equity		
Common stock, $.01 par value; shares authorized 2,000,000; 100 shares issued and outstanding	$ 1	$ 1
Additional paid-in capital	20,999	20,999
Retained earnings	224,242	231,862
Total stockholder's equity	$ 245,242	$ 252,862

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Investment banking income	$ 113,375	$ 252,630
Underwriting income	14,417	10,000
Interest income	649	758
Total revenues	128,441	263,388
Expenses		
Salary allocation expense	55,012	140,760
Other operating expense (Note 3)	83,430	41,075
	138,442	181,835
(Loss) income before income taxes	(10,001)	81,553
Income tax (benefit) expense	(2,381)	23,590
Net (loss) income	$ (7,620)	$ 57,963

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 1	$ 20,999	$ 173,899	$ 194,899
Net income	-	-	57,963	57,963
Balance, December 31, 2001	1	20,999	231,862	252,862
Net loss	-	-	(7,620)	(7,620)
Balance, December 31, 2002	$ 1	$ 20,999	$ 224,242	$ 245,242

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net (loss) income	$	(7,620)	$	57,963
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Increase (decrease) in accounts receivable - Northeast Capital & Advisory, Inc., net		8,269		(57,205)
Net cash provided by operating activities		649		758
Net increase in cash and cash equivalents		649		758
Cash at beginning of period		26,018		25,260
Cash at end of period	$	26,667	$	26,018

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization
Northeast Capital Markets Corp. (the "Company") was formed in December 1992, for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. During the years ended December 31, 2002 and 2001 the Company provided services to four customers.

The Company has no employees. The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue recognition
Revenue is recognized based upon actual hours billed to a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All revenue relates to projects referred to the Company by the Parent.

Income taxes
Income tax expense is provided on income as reported in the statement of operations regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

In 2002 and 2001, the Company was included in the consolidated federal and state income tax return of the Parent.

Securities and Exchange Commission Rule 15c3-3 exemption
The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2002 and 2001. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
At December 31, 2002 and 2001, the fair value of all the Company's financial instruments, consisting of cash and Accounts receivable-Northeast Capital & Advisory Inc., net approximates their carrying values.

2. Related Party Transactions

The Parent incurs certain costs related to both the Parent and the Company. The Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

All Company revenue is collected by, and all Company expenses are paid by, the Parent.

3. Expenses

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2002 and 2001, consisted of the following:

	2002	2001
General operating costs allocated by the Parent	$ 79,326	$ 36,355
Specific costs of the Company reimbursed to the Parent	4,104	4,720
	$ 83,430	$ 41,075

In addition, the Company incurred salary expense of $55,012 and $140,760 in 2002 and 2001, respectively, related to Parent personnel assigned to Company projects.

4. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001
Current income tax:		
Federal	$ (2,481)	$ 16,785
State	100	6,805
	$ (2,381)	$ 23,590

4. Income Taxes, Continued

The effective Federal income tax expense (benefit) rate differed from the statutory Federal income tax rate for the following reasons:

	2002	2001
Statutory tax rate	(34.00%)	34.00%
Effect of graduated taxes	4.35	(15.58)
State income taxes, net of Federal income tax benefit	.66	6.68
Meals and entertainment	5.18	3.83
Effective tax rate	(23.81%)	28.93%

Included in Accounts receivable-Northeast Capital Advisory, Inc., net on the Company's statement of financial condition at December 31, 2002 and 2001 are $47,948 and $50,329, respectively, representing amounts due to the Parent related to income taxes. The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2002 and 2001.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $26,667, which was $21,667 in excess of its minimum required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2002.

6. Commitments and Contingencies

There is no pending or threatened litigation that will, in the opinion of management, result in any material adverse effect on the Company's financial condition as December 31, 2002.

Northeast Capital Markets Corp.
Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
Schedule I
As of December 2002 and 2001

	2002	2001
Net Capital		
Total stockholders' equity qualified for net capital	$ 245,242	$ 252,862
Deductions and/or charges:		
Non-allowable assets:		
Intercompany receivable, net	218,575	226.844
Net capital	$ 26,667	$ 26,018
Aggregate Indebtedness - None		
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 21,667	$ 21,018
Excess net capital at 100%*	$ 26,667	$ 26,018
Ratio: Aggregate indebtness to net capital	N/A	N/A

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited amended form X-17A-5 (2002 FOCUS Report filed quarterly by the Company) as of December 31, 2002 to be filed February 28, 2003 and the above schedule.

Northeast Capital Markets Corp.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission
Schedule II
As of December 2002 and 2001

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company promptly transmits all funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.